LICENSE AGREEMENT


   This License Agreement is made and entered into this 11th day of December, 2000 (the "Effective Date") 2000, by and between Paul Eldridge dba.Eldridge Investment Management ("EIM") of Berkeley, California, ("Licensor") and Anthony Ramon and Excel Publishing, Inc., a Nevada corporation, with its principal place of business at 2250 West Center Street, Springville, Utah ("Licensee").

   WHEREAS, the Licensor has expended time, effort and money to develop a computer-based investment strategy called the EIM Mutual Fund Program, that is recognized as providing advantageous investment signals.

   WHEREAS, the Licensee desires to distribute the strategy to investors by way of an investment newsletter called the Sector Fund Wealth Builder.

   NOW, THEREFORE, the parties hereto agree as follows:

   1. EIM Mutual Fund Program Signals. Licensor agrees to provide Licensee with timely data and information produced from the EIM Mutual Fund Program. The information will be provided to Licensee as soon as is reasonably possible after the program generates new market signals, which, in most occasions, will not exceed 48 hours.

   2. Grant of Rights. The License granted by this agreement authorizes Licensee to utilize the EIM Mutual Fund Program signals as part of a newsletter-based service. Licensee agrees that all EIM Mutual Fund Program information and data it publishes and all statements and communications it makes regarding EIM Mutual Fund Program will be factual and accurate. Licensor grants Licensee the exclusive right to utilize the EIM Mutual Fund Program in this manner for one year from the Effective Date. Thereafter, Licensee will have the exclusive right to utilize the EIM Mutual Fund Program for newsletter-based services, provided it pays Licensor not less than $500 during each month of the second year, not less than $1,000 during each month of the third year, and not less than $1,500 during each month thereafter. In the event payments fall below those specified during any month, Licensee's exclusive right terminates, although their right to continue utilizing the EIM Mutual Fund Program will continue.

   3. License Fee. Licensee will pay Licensor 10 percent of all new and renewing subscription revenue collected (net of refunds) from any newsletter-based service utilizing the EIM Mutual Fund Program. Licensee will pay Licensor on the 15th day of each month following the receipt of subscription revenue and provide Licensee with an accurate report of all new and renewing subscription revenue.

   4. Books and   records.  Licensor  may  examine  at any time
Licensee's  books and records that  reasonably  relate  to  the bookkeeping and accounting information of subscription revenues
generated  from   newsletter-based services  utilizing  the EIM
Mutual Fund Program.
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5.   Confidentiality.    Licensor  and   Licensee   agree   that   any
information identified by either as confidential or proprietary information will be used solely for the purposes contemplated and will not be disclosed to any third party.

   6. Indemnification. Licensee will indemnify, defend and hold harmless Licensor from any and all claims or liabilities arising from Licensee's use or publication of data or information provided by Licensor.

   7. Termination and Default. This agreement may be terminated by either party on or after January 1, 2004 upon three months' prior written notice to the other party. This agreement may also be terminated by the non-defaulting party if any of the following events of default occur: (1) If a party materially fails to perform or comply with the terms of this agreement; (2) If either party fails to strictly comply with the provisions of 5 (Confidentiality) or makes an assignment in violation of 8 (non-assignability); (3) If a party becomes insolvent or admits in writing its inability to pay its debts as they mature, or makes an assignment for the benefit of creditors;
(4) If a petition under any foreign state or United States Bankruptcy Act, Receiverships Statute, or the like, as they now exist or as they may be amended, is filed by a party; or (5) If such petition is filed by any third party. or an application for a receiver is made by anyone and such petition or application is not resolved favorably within 90 days.

   8. Non-assignability. This agreement and the rights provided herein may not be assigned by Licensee without the prior written consent of Licensor. Any sale or transfer of more than fifty-percent of the outstanding stock of Excel Publishing, Inc. will constitute an assignment of this agreement.

   9. Arbitration. Should any dispute arise regarding the terms and conditions of this agreement, the parties agree to arbitrate that dispute before an arbitrator appointed by the American Arbitration Association, located in Salt Lake City, Utah. The arbitration will be performed pursuant to the rules of the American Arbitration Association and the decision rendered thereunder shall be final and conclusive upon the parties. The parties agree to share the expenses of arbitration, including travel and lodging expenses of Licensor reasonably incurred in participating in and attending the arbitration proceedings. The laws of the State of Utah will govern the arbitration proceedings.

   IN WITNESS WHEREOF, the parties have caused their duly-authorized representative to execute this agreement as of the date set forth above.

   LICENSOR                                 LICENSEE

/s/Paul Eldrige                           /s/Anthony Ramon
Paul Eldridge dba, Eldridge Investment     Anthony Ramon, individually
Management

                                            EXCEL PUBLISHING, INC.


                                          By:/s/Anthony Ramon
                                             Anthony Ramon, President

                                 E-18

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